

Mail Stop 4631

December 22, 2009

via U.S. mail and facsimile

Ingrid Jackel, CEO
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California 91702

      RE: **Physicians Formula Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
              June 30, 2009, and September 30, 2009
              File No. 1-33142

Dear Ms. Jackel:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

1. We note that inventories are 42.3% and 49.2% of total assets as of December 31, 2008 and September 30, 2009, respectively. We further note your disclosure of the

inventory turnover ratio, which remained constant for fiscal year 2008 as compared to fiscal year 2007 and has declined for each subsequent interim period. Given the significance of inventories to total current assets and your liquidity for each period presented, we urge you to provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the factors causing the inventory turnover ratio to decline. Please also disclose your provision for obsolete and slow moving inventory for each period presented. Please refer to Item 303(A)(1) of Regulation S-K, Instruction 5 of Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

2. We note that accounts receivable, net is 41.6% and 27.4% of total assets as of December 31, 2008 and September 30, 2009, respectively. We further note your disclosure that days sales outstanding increased five days from December 31, 2007 to December 31, 2008, and increased 5.1 days from September 30, 2008 to September 31, 2009. In future filings, please include an analysis that explains to investors why days sales outstanding has increased for these periods and any future periods. Given the significance of accounts receivable, net to your total current assets, please also include a discussion of the balances that have not been collected subsequent to year end and prior to filing your annual and interim financial statements. If there are no material, uncollected accounts receivable balances, please state as such. This disclosure will allow investors to better understand the collectability of your accounts receivable and your liquidity. Refer to Item 303(A)(1) of Regulation S-K, Instruction 5 to Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

3. We note that while you were in compliance with your financial covenants contained in the senior credit agreement, had you not obtained an amendment to the financial covenants you would not have been in compliance with such financial covenants as of March 31, 2009. We further note that you have replaced this senior credit agreement with a new asset based revolving credit facility with Wells Fargo Bank, N.A. that also contains financial covenants. In future filings, please disclose the financial covenants required to be met to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 25

Revenue Recognition, page 25

4. Based on your disclosures within MD&A regarding the impact of customer returns on net sales, please expand your disclosure regarding the significant estimates and assumptions used to arrive at these estimates. For example, it appears that you base your estimate of sales returns on historical rates. Please disclose the provision for returns recognized for each period presented in additional to your historical rates of return for each period presented along with any other considerations used to estimate sales returns.

Goodwill and Other Intangible Assets, page 26

5. We note that one of your largest retailer customers notified you in the first quarter of fiscal year 2009 that they intended to reduce the space allocated to your line of business, as disclosed in the fiscal year 2008 10-K. We further note your disclosure in the first quarter of fiscal year 2009 Form 10-Q that this customer notified you they will discontinue selling your products in 2010, in which you expect no sales to this customer beginning in September 2009. Please tell us and revise your disclosures in future filings to explain how the loss of this customer impacted your estimate of the fair value of your distributor relationships intangible asset in addition to the significant declines in sales to your remaining customers beginning in the fourth quarter of fiscal year 2008 through fiscal year 2009. This explanation should provide us with a detailed understanding as to how you estimated the fair value of this intangible asset as of December 31, 2008 and June 30, 2009, along with the specific, material assumptions used. In this regard, we note from your Form S-1 that you estimate the fair value of this intangible asset using a combination of the royalty savings approach and the income approach. Please also tell us the level at which you test this intangible asset. Refer to paragraphs 10-14 of SFAS 144 (ASC 360-10-35-23 to 25) for guidance.

6. We note that the estimated useful life of your distributor relationships intangible asset is based on historical attrition. Please explain to us with a view toward future disclosure how the loss of one of your largest retailer customers impacted your determination of the estimated useful life of this intangible asset.

7. We note that the definite-lived and indefinite-lived intangible assets are your largest assets at 35.6% of total assets as of September 30, 2009. We further note that you have recognized material impairment charges for your trade names intangible asset during fiscal years 2008 and 2009. In future filings, please revise your disclosures to more fully explain to investors the risks that could lead to future material impairment charges for your patents, distributor relationships and trade names. For your trade

names, please provide investors with a more comprehensive discussion as to the assumptions used in the discounted cash flow analysis based on the relief-from-royalty approach. In addition, you should also explain to investors the uncertainties associated with the material assumptions, such as any material deviations from your historical results, expectations as to when you anticipate the significant decline in sales to turnaround, etc. For your patents and distributor relationships, please disclose when a material amount of these assets have required testing during any of the periods presented. Please also disclose your approach/method for estimating the recoverability along with a detailed description of the material assumptions used. Please disclose the percentage by which undiscounted cash flows exceeded the carrying value to the extent that undiscounted cash flows did not materially exceed the carrying value. To the extent that you are required to estimate the fair value of these assets, please disclose the percentage by which undiscounted cash flows fell below the carrying value. Also, please provide a detailed explanation as to the approach/method used to estimate the fair value of these assets along with the material assumptions used. Please disclose the percentage by which the estimated fair value exceeded the carrying value to the extent that the estimated fair value does not substantially exceed the carrying value. These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the revised disclosure you intend to include in your next periodic report to address this comment.

Income Taxes, page 27

8. In future filings, please provide investors with a better understanding of how you determined it is more likely than not that your deferred tax assets are realizable. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

2. Summary of Significant Accounting Policies, page F-7

9. In future filings, please disclose your accounting policy for your cooperative advertising programs and the amortization of your retail permanent fixtures, including the consolidated statement of operations line item in which they are included. Refer to Issue 1 of EITF 01-9 and Examples 4 and 9 of Appendix A of EITF 01-9 for guidance. If you pay slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements as well. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense, rather than as a reduction of revenues, please tell us how the arrangement meets the requirements of EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Significant Developments, page 14

10. We note from your Form 8-K filed on November 5, 2009 that you anticipate recognizing a substantial non-cash provision in the fourth quarter of fiscal year 2009 for your planned discontinuation of slower moving SKUs. However, we did not note disclosure of this known charge that will materially impact your future operating results within your third quarter of fiscal year 2009 Form 10-Q that was filed on November 9, 2009. Item 303(A)(ii) of Regulation S-K requires disclosure of material events that will impact revenues and costs, including inventory adjustments. Please ensure your future periodic reports provide investors with a full understanding of known material trends, uncertainties and events that are expected to have a material impact to your results of operations. Please also ensure your disclosure of the charge in future filings provides investors with a full understanding as to how the amount was determined and the impact the provision is expected to have on future operating results.

Results of Operations, page 15

11. We note your disclosures regarding the provision for returns recognized, which were as follows:
    * March 31, 2009 - $7 million, or 34.7% of net sales
    * March 31, 2008 - $4.8M, or 11.3% of net sales
    * June 30, 2009 - $1.9M, or 9% of net sales

- June 30, 2008 - $8.5M, or 37.2% of net sales
- September 30, 2009 - $6.1M, or 42.9% of net sales
- September 30, 2008 - $6M, or 29.6% of net sales

While we note your disclosure that the significant decline for the provision for returns in the second quarter of fiscal year 2009 was due to lower returns from the loss of a major customer, it may be useful to investors to know the amount by which the provision recognized for fiscal year 2009 has been reduced to eliminate the sales return reserve for this customer's sales. In this regard, there is a concern that the elimination of the reserve related to this customer may distort a trend in the provision recognized for net sales during the second quarter of fiscal year 2009. In this regard, we note that the provision for returns significantly increased as a percentage of net sales in the third quarter of fiscal year 2009. In future filings, please provide investors with a more comprehensive explanation as to the significant fluctuations in the provision for returns recognized, including as a percentage of net sales for each period presented so that investors fully understand the gross increases and decreases in the provision for returns. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

12. We note that you attribute the increase in cost of sales as a percentage of net sales, in part, to an increase in product costs. In future filings, please provide investors with an explanation as to why product costs increased. To the extent that the mix of your different product types (i.e., mineral wear products, organic wear products, bronzers, and eye makeup products) has a material impact to gross profit margins, please include a discussion of the factors contributing to changes in your product mix. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief